Exhibit 99.1
IAMGOLD CORPORATION 220 Bay Street, 5th Floor, Toronto ON M5J 2W4 Canada Telephone: (416) 360-4710, Fax: (416) 360-4750, Toll Free 1-888-IMG-9999 website: www.iamgold.com ● E-mail: info@iamgold.com

TSX Trading Symbol: AMEX Trading Symbol: Fully Diluted:	IMG IAG 151.7MM

FOR IMMEDIATE RELEASE: October 5, 2005	No. 12/05

IAMGOLD ANNOUNCES UPDATED RESERVES AT THE TARKWA - DAMANG MINE COMPLEX, GHANA

Toronto, Ontario, October 5, 2005 - IAMGOLD Corporation (“IAMGOLD” or “the Company”) (TSX: IMG, AMEX: IAG) is pleased to announce updated gold reserves and resources at the Tarkwa-Damang gold mine complex in Ghana in which the Company has an 18.9% ownership interest. Gold Fields Limited and the Government of Ghana hold a 71.1% interest and a 10% interest, respectively in both the Tarkwa and Damang mines.

Joe Conway, President and CEO of IAMGOLD commented on the gold reserves and resources, stating: “During the 12 month period to June 2005, assuming a US$375 per ounce gold price, a total of 488,000 of proved and probable gold reserves were added at the Damang mine, of which 92,000 ounces were added to IAMGOLD’s account. Damang has demonstrated its potential to extend the mine life through exploration and optimization. Tarkwa’s proved and probable reserves decreased by 1.3 million ounces, a 9% decrease in the IAMGOLD account. The modest decline in the Tarkwa reserve portion is due to the increasing costs of consumables as well as mine depletion. If reserves at Tarkwa were calculated at US$413, the reserves would actually have increased by 9%. However, even at a US$375 gold price, the impact on the mine life at Tarkwa is minimal.”

Discussion on Reserves

The increase in proved and probable reserves from June 30, 2004 to June 30, 2005, at Damang, totaled 488,000 ounces of which 92,000 ounces are attributable to IAMGOLD, an increase of 56%. At Tarkwa, proved and probable reserves decreased by 1.3 million ounces during this same period, of which 250,000 ounces were from IAMGOLD’s account, a 9% decline. Table 1 illustrates proved and probable reserves for both Tarkwa and Damang at June 30, 2004 at a US$350 per ounce gold price and at June 30, 2005 at a US$375 per ounce gold price.

Table 1

Proved and Probable Reserves - Tarkwa and Damang Mines

	June 2005(1)				June 2004(2)
			Contained Gold				Contained Gold
	Tonnes	Grade	100%	IMG share	Tonnes	Grade	100%	IMG share
Tarkwa(3)	(millions)	(g/t)	(000’s oz)	(000’s oz)	(millions)	(g/t)	(000’s oz)	(000’s oz)
Proved(4)	189.7	1.3	8,026	1,517	203.9	1.3	8,678	1,640
Probable	134.3	1.2	5,380	1,017	147.7	1.3	6,052	1,144
Total	324.0	1.3	13,406	2,534	351.6	1.3	14,730	2,784
Damang(5)
Proved(6)(7)	12.1	1.7	680	129	11.7	1.3	483	91
Probable	11.4	1.8	670	127	8.5	1.4	379	72
Total	23.5	1.8	1,350	256	20.2	1.3	862	163

Notes:

(1)
Based on a gold price of US$375 per ounce and estimated in accordance with the SAMREC Code and reconciled to, and conform to, the JORC Code. No material differences arise in the estimate if the CIM classification system is used.

(2)	Based on a gold price of US$350 per ounce and estimated in accordance with the SAMREC Code and reconciled to, and conform to, the JORC Code. No material differences arise in the estimate if the CIM classification system is used.
(3)	Based on a 0.37g/t cut-off for heap leach material and a 0.61 g/t cut-off for mill feed material in 2005. Based on a 0.35 g/t cut-off for heap leach material and a 0.62 g/t cut-off for mill feed material in 2004.
(4)	Includes 5.2 million tonnes of low-grade stockpile in 2005 and 4.1 million tonnes for 2004.
(5)	Based on a 1.02 g/t cut-off for fresh material and a 0.57 g/t cut-off for oxide material in 2005. Based on a 1.1 g/t cut-off for fresh material and a 0.4 g/t cut-off for oxide material in 2004
(6)	Includes 9.6 million tonnes low grade stockpile in 2005 and 7.6 million tones in 2004
(7)	The Damang Reserve contains 0.6Moz from the Damang Pit Cutback (“DPCB”). The DPCB shell was designed using a gold price of $420/oz. however only profitable material at US$375/oz inside this shell has been reported.

At current gold prices, there is potential to further expand reserves, mine life and annual production at both Tarkwa and Damang. If reserves at Tarkwa were calculated at a US$413 per ounce gold price versus US$375 per ounce, a 10% increase, the total reserve figure would increase by 2.6 million ounces of gold (488,376 ounces of gold to IAMGOLD’s account) a 23% increase over current 2005 levels. Reserves at Damang, would also increase with a US$413 gold price, by 322,000 ounces, a 24% increase over current 2005 levels.

Table 2

Proved and Probable Reserves Sensitivity - Tarkwa and Damang Mines

	TARKWA GOLD MINE				DAMANG GOLD MINE
Gold Price			Contained Gold				Contained Gold
	Tonnes	Grade	100%	IMG Share	Tonnes	Grade	100%	IMG Share
	(Millions)	(g/t)	(000 oz)		(Millions)	(g/t)	(000 oz)
US$ 338/oz	277	1.30	11,538	2,181	18	1.83	1,078	204
US$ 356/oz	305	1.29	12,643	2,390	21	1.81	1,203	227
US$ 375/oz	324	1.29	13,406	2,534	23	1.78	1,350	254
US$ 394/oz	353	1.28	14,557	2,751	27	1.78	1,528	289
US$ 413/oz	387	1.28	15,990	3,022	31	1.70	1,672	316

Discussion on Resources

At Tarkwa, measured and indicated resources (which include reserves) to IAMGOLD’s account declined by 194,000 ounces from June 30, 2004 to June 30, 2005. At the Damang mine, measured and indicated resources (which include reserves) to IAMGOLD’s account increased by about 77,000 ounces or 27%. Resources were determined on the basis of a US$450 per ounce gold price in the 2004 and 2005 periods. Table 3 illustrates measured, indicated and inferred resources for the Tarkwa and Damang gold mines as of June 30, 2005 compared to June 30, 2004.

Table 3

Measured, Indicated and Inferred Resources - Tarkwa and Damang Mines(1)

	June 2005				June 2004
			Contained Gold				Contained Gold
	Tonnes	Grade	100%	IMG share	Tonnes	Grade	100%	IMG share
Tarkwa(2)	(millions)	(g/t)	(000’s oz)	(000’s oz)	(millions)	(g/t)	(000’s oz)	(000’s oz)
Measured(3)	195.6	1.5	9,090	1,718	204.8	1.5	9,728	1,839
Indicated	189.6	1.3	7,820	1,478	187.3	1.4	8,207	1,551
Total M & I	385.2	1.4	16,910	3,196	392.1	1.4	17,935	3,390
Inferred	24.2	3.4	2,630	497	19.5	3.5	2,225	421
Damang(4)
Measured(3)	16.1	1.7	860	163	15.5	1.4	709	134
Indicated	18.7	1.8	1,070	202	15.8	1.6	817	154
Total M & I	34.8	1.7	1,930	365	31.3	1.5	1,526	288
Inferred	2.2	2.1	150	28	3.8	2.5	303	57

Notes:
(1)
Measured and indicated resources include proved and probable reserves. Mineral resources are at a gold price of US$450 per ounce and have been estimated in accordance with the SAMREC Code and have been reconciled to, and conform to, the JORC Code. No material differences arise in the estimate of mineral resources if the CIM classification system is used.

(2)
Based on a 0.31 g/t cut-off grade for heap leach material, a 0.51 g/t cut-off grade for mill feed material and a 2.4 to 3.3 g/t cut-off grade for underground material in 2005. Based on a 0.31 g/t cut-off grade for heap leach material, a 0.54 g/t cut-off grade for mill feed material and a 2.7 to 3.7 g/t cut-off grade for underground material in 2005.

(3)	Measured resources include low-grade surface stockpiles.
(4)
Based on a 0.85 g/t cut-off grade for fresh material and a 0.55 g/t cut-off grade for oxide material in 2005. Based on a 1.1 g/t cut-off grade for fresh material and a 0.4 g/t cut-off grade for oxide material in 2004.

Qualified Person / Quality Control Notes

The Competent Person responsible for the generation of the mineral resource and reserve statements is Gary Chapman, Manager Mine Planning and Resource Management, Tarkwa and Damang mines. Mr. Chapman has a B.Sc. (Hons) Geology from the University of Natal, is a professional natural scientist of the South Council for Natural Scientific Professions (SACNASP) and has worked as a geologist for 28 years. As a result of his education, affiliation with a professional association and past relevant work experience, Mr. Chapman fulfills the requirements to be a “Qualified Person” for the purposes of NI 43-101. Mr. Chapman authored a report, A Technical Report of the Tarkwa Gold Mine, Ghana, May 2003 wherein numerous quality control procedures regarding the calculation of reserves and resources at Tarkwa and Damang were described. A copy of this report was filed by IAMGOLD on May 23, 2003 and is available on the SEDAR web site at: www.sedar.com.

Cautionary Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver and copper, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of IAMGOLD to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, as well as those factors discussed in the section entitled “Risk Factors” in the Form 40-F for each company as on file with the Securities and Exchange Commission in Washington, D.C. Although IAMGOLD has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Investors are advised that National Policy 43-101 of the Canadian Securities Administrators requires that each category of mineral reserves and mineral resources be reported separately. Investors and securities holders should refer to the respective annual information forms of IAMGOLD each for the year ended December 31, 2003 available at www.sedar.com, for this detailed information, which is subject to the qualifications and notes set forth therein. United States investors are advised that while the terms "measured", "indicated" and "inferred" resources are recognized and required by Canadian regulations, the SEC does not recognize them. Inferred mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into reserves. Investors are also cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

For further information please contact:

Joe Conway	or	Lisa Doddridge
President and CEO		Manager, Investor Relations
Tel: (416) 360 4710	Fax: (416) 360 4750	Toll-free: 1 888 IMG 9999

Please note:
This entire press release may be accessed via fax, e-mail, IAMGOLD’s website at www.iamgold.com and through Canada Newswire’s website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov. If you wish to be placed on IAMGOLD’s e-mail press release list please contact us at info@iamgold.com.